Mail Stop 3561

September 17, 2007

<u>Via Fax and U.S. Mail</u>

Ken Frye
Senior Vice President Loan Servicing
Wilshire Credit Corporation
P.O. Box 8517
Portland, OR 97207-8517

Re: Merrill Lynch Mortgage Investors Trust, Series 2006-SD1
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-130545-24

Form 10-D for the monthly distribution period October 25, 2006 to November 27, 2006
Filed December 11, 2006

Dear Mr. Frye,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

   1. We could not locate the legal and tax opinions related to this issuance on EDGAR. Please advise.

Form 10-K

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2. You state that one of the forty-five loans payoffs selected for testing had an inaccurate number entered into the system, resulting in an overcharge to the borrower. Please advise whether you believe this could be a common problem with the loans you service or whether this is an isolated incident. We note that the error with this particular loan has been corrected. Please tell us whether you have implemented any procedures to prevent future non-compliance.

Report on Assessment of Compliance with Servicing Criteria

3. Please confirm that there is no requirement in the transaction agreements to maintain a back-up servicer for the pool assets. We note that an assessment has not been provided with respect to Item 1122(d)(1)(iii).

Exhibit 33(a) – Wilshire Credit Corporation

4. We note that Wilshire has elected to take responsibility for assessing compliance with the servicing criteria for certain vendors. In the future, please represent in the assessment report that the vendors are not servicers as defined Item 1101(j) of Regulation AB. See Regulation AB Telephone Interpretation 17.06.

Exhibits 35(a) – Wilshire Credit Corporation Servicing Compliance Statement

5. Please clarify the calendar year of the Servicing Compliance Statement Report.

6. We note the representation in exhibit 35(a), "or if there has been a failure to fulfill any such obligation in any material respect...." Mr. Frye does not specifically state whether Wilshire has fulfilled all its obligations under the relevant agreement or whether there has been a failure to fulfill any obligation in any material respect. Please revise to do so. If you revise the servicer compliance statements to represent that Wilshire has fulfilled all of its obligations under the relevant agreement, please explain to us why you reached such conclusion given that Wilshire's reports on assessment of compliance identified a material instance of noncompliance.

Form 10-D for the monthly distribution period from October 25, 2006 to November 27, 2006

7. It appears that your delinquency tables are not presented through the date of charge off as required by Item 1100(b) of Regulation AB. It also appears from your disclosure in your 424 on page S-52 that loans could be up to 180 days delinquent prior to recognizing a loss. Please revise or advise.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director